UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39521	85-1669324
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

137 Newbury Street, 7th Floor Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (857) 362-9205

Not Applicable

(Former Name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
CAPS™, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	ENPC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	ENPC	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ENPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On September 19, 2022, Executive Network Partnering Corporation (“ENPC”) issued a joint press release with Grey Rock Investment Partners (“Grey Rock”) presenting a summary of selected unaudited pro forma condensed combined operating and financial results for the six months ended June 30, 2022 and 2021, respectively, for Grey Rock Energy Fund III-A, LP, Grey Rock Energy Fund III-B, LP, Grey Rock Energy Fund III-B Holdings, LP, Grey Rock Energy Fund II, L.P., Grey Rock Energy Fund II-B, LP, Grey Rock Energy Fund II-B Holdings, L.P., and Grey Rock Energy Fund, LP (collectively the “Grey Rock Funds”), the assets of which, together with cash remaining in ENPC’s trust account following any stockholder redemptions, will constitute the assets of Granite Ridge Resources, Inc. (“Granite Ridge”), the combined company following the consummation of ENPC’s proposed business combination (the “Business Combination”) with the Grey Rock Funds. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination by and among the Grey Rock Funds and ENPC, Granite Ridge and ENPC have filed a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement/prospectus of ENPC and a preliminary prospectus of Granite Ridge, and after the Registration Statement is declared effective, ENPC will mail a definitive proxy statement/prospectus relating to the Business Combination to ENPC’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ENPC’s stockholders to be held to approve the Business Combination (and related matters). This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ENPC and Granite Ridge may also file other documents with the SEC regarding the Business Combination. ENPC stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about ENPC, Granite Ridge, Grey Rock and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ENPC stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ENPC and Granite Ridge through the website maintained by the SEC at www.sec.gov, or by directing a request to ENPC, 137 Newbury Street, 17th Floor, Boston, Massachusetts 02116.

Participants in the Solicitation

ENPC, Granite Ridge, Grey Rock and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ENPC stockholders in connection with the Business Combination. ENPC stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ENPC, and a description of their interests in the preliminary proxy statement/prospectus of Granite Ridge filed with the SEC on May 16, 2022, in ENPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022 and is available free of charge at the SEC’s website at www.sec.gov, and in ENPC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ENPC stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting of the stockholders of ENPC is set forth in the Registration Statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report includes certain statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and other similar words and expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report may include, for example, statements about the future financial performance of Granite Ridge following the Business Combination; the timing and ability to complete the Business Combination; changes in the Grey Rock Funds’ or Granite Ridge’s strategy, future operations (including operations by the operators drilling the assets of the Grey Rock Funds or Granite Ridge), financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this Current Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Grey Rock Funds’, ENPC’s or Granite Ridge’s views as of any subsequent date, and none of the Grey Rock Funds, ENPC or Granite Ridge undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Grey Rock Funds’ and Granite Ridge’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ENPC, the Grey Rock Funds, Granite Ridge or others following announcement or closing of the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain the approval of ENPC stockholders; (v) Granite Ridge’s success in retaining or recruiting, or changes required with regards to, its officers, key employees or directors following the Business Combination; (vi) Granite Ridge’s ability to obtain the listing of its common stock and warrants on the New York Stock Exchange following the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of the Grey Rock Funds as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of any redemptions by ENPC’s public stockholders being greater than expected; (xi) the management and board composition of Granite Ridge following the Business Combination; (xii) limited liquidity and trading of Granite Ridge’s securities; (xiii) the use of proceeds not held in ENPC’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that the Grey Rock Funds, ENPC or Granite Ridge may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) the possibility that the COVID-19 pandemic, or another major disease, disrupts the Grey Rock Funds’ business; (xviii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Grey Rock Funds’ resources; and (xix) the risks that the consummation of the Business Combination is substantially delayed or does not occur.

No Offer or Solicitation

This Current Report relates to the Business Combination by and among the Grey Rock Funds and ENPC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description

99.1	Press Release, dated September 19, 2022.

104	Cover Page Interactive Data file (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 19, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer

Exhibit 99.1

GREY ROCK INVESTMENT PARTNERS AND EXECUTIVE NETWORK PARTNERING CORPORATION REPORT RESULTS FOR GRANITE RIDGE RESOURCES

DALLAS, TEXAS and BOSTON, MASSACHUSETTS – September 19, 2022 – Grey Rock Investment Partners (“Grey Rock”), a Dallas-based investment firm, and Executive Network Partnering Corporation (“ENPC”) (NYSE: ENPC), a special purpose acquisition entity, previously announced the entry into a definitive agreement to complete a $1.3 billion business combination (the “Business Combination”) resulting in the formation of publicly traded Granite Ridge Resources, Inc. (“Granite Ridge”). Grey Rock and ENPC are together presenting a summary of selected unaudited pro forma condensed combined operating and financial results for the six months ended June 30, 2022 and 2021, respectively, for Grey Rock Energy Fund III-A, LP, Grey Rock Energy Fund III-B, LP, Grey Rock Energy Fund III-B Holdings, LP, Grey Rock Energy Fund II, L.P., Grey Rock Energy Fund II-B, LP, Grey Rock Energy Fund II-B Holdings, L.P., and Grey Rock Energy Fund, LP (collectively the “Grey Rock Funds”), the assets of which, together with cash remaining in ENPC’s trust account following any stockholder redemptions, will constitute the assets of Granite Ridge following the consummation of the Business Combination.

Summary of Selected Operating Results(1)

	Six Months Ended June 30
(in thousands, except per unit prices)	2022	2021
Production
Oil (MBbl)	1,611	1,762
Natural gas (MMcf)	9,303	7,546

Total production (MBoe)(2)	3,161	3,021

Average daily production (Boe/d)(2)	17,563	16,778
Net sales
Oil	$172,038	$92,416
Natural gas	72,079	36,848
Operating expenses
Lease operating expenses	$18,175	$11,072
Production taxes	12,653	8,320
Depletion and accretion expense	47,529	48,686
Management fees	3,047	3,097
General and administrative	1,993	2,047
Costs and expenses (per Boe):
Lease operating expenses	$5.75	$3.67
Production taxes	4.00	2.76
Depletion and accretion expense	15.04	16.12
Management fees	0.96	1.03
General and administrative	0.63	0.68

(1)

For detailed financial information regarding each of the Grey Rock Funds and unaudited pro forma condensed financial statements of ENPC giving effect to the proposed Business Combination and related transactions, see the Registration Statement (as defined herein).

(2)

Natural gas is converted to barrel of oil equivalent at the rate of one barrel equals six Mcf based upon the approximate relative energy content of oil and natural gas, which is not necessarily indicative of the relationship of oil and natural gas prices.

Luke Brandenberg, future Chief Executive Officer of Granite Ridge, commented, “The Grey Rock Funds delivered outstanding operational and financial results for the first half of 2022, including achieving daily production and Adjusted EBITDA records of approximately 17,563 Boe/d and $183 million, respectively, while adding additional high-quality inventory through the acquisition of approximately $21 million of new oil and gas properties. Subsequent to June 30, 2022, the Grey Rock Funds reduced debt by an approximate additional $42 million and acquired approximately an additional $17 million of new oil and gas assets. These results speak to the high quality of the Grey Rock Funds’ team, diverse asset base, and capital efficiency of the non-op strategy.”

“Development activity on the assets within the Grey Rock Funds remains robust, as exhibited by the 15.8 net wells brought online since the beginning of the year and the additional 17.1 net wells currently in the development process,” continued Mr. Brandenberg. “As the Grey Rock Funds look at the remainder of 2022, we anticipate a slight reduction in projected production from the operators drilling the assets of the Grey Rock Funds as some operators, given supply and labor constraints, are delaying bringing wells online. This delay may push approximately 4% to 5% of the planned 2022 production on the assets of the Grey Rock Funds from 2022 into 2023. These results should position Granite Ridge for strong financial performance in 2023 following the completion of the planned Business Combination in the fourth quarter of 2022.”

###

Non-GAAP Financial Information

This news release includes the non-GAAP financial measure Adjusted EBITDA. This measure should not be used as a substitute for its nearest GAAP measure, net income (loss). The Grey Rock Funds define EBITDA as net income (loss) before income tax expense, interest expense and depreciation, depletion and amortization and accretion of asset retirement obligations. The Grey Rock Funds define Adjusted EBITDA as EBITDA adjusted to exclude non-cash impairment of assets, gain (loss) on sale of assets, non-cash changes in the fair value of derivative financial instruments, and non-operating items and other operating items impacting comparability. Non-operating items and other items impacting comparability have been excluded as they do not reflect the Grey Rock Funds’ ongoing operating activities such as gains or losses from asset sales. Management for the Grey Rock Funds uses Adjusted EBITDA as an internal indicator of the Grey Rock Funds’ ability to internally fund capital expenditures and to service or incur additional debt. Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. It should not be considered in isolation or as an indicator of the Grey Rock Funds’ performance. Furthermore, it should not be seen as a substitute for metrics prepared in accordance with GAAP. See ENPC’s and Granite Ridge’s filings with the Securities and Exchange Commission for more information.

Forward-Looking Statements

This news release includes certain statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and other similar words and expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the future financial performance of Granite Ridge following the Business Combination; the timing and ability to complete the Business Combination; changes in the Grey Rock Funds’ or Granite Ridge’s strategy, future operations (including operations by the operators drilling the assets of the Grey Rock Funds or Granite Ridge), financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Grey Rock Funds’, ENPC’s or Granite Ridge’s views as of any subsequent date, and none of the Grey Rock Funds, ENPC or Granite Ridge undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Grey Rock Funds’ and Granite Ridge’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ENPC, the Grey Rock Funds, Granite Ridge or others following announcement or closing of the proposed Business Combination; (iv) the inability to complete the proposed Business Combination due to the failure to obtain the approval of ENPC stockholders; (v) Granite Ridge’s success in retaining or recruiting, or changes required with regards to its officers, key employees or directors following the proposed Business Combination; (vi) Granite Ridge’s ability to obtain the listing of its common stock and warrants on the New York Stock Exchange following the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of the Grey Rock Funds as a result of the announcement and consummation of the proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination; (ix) unexpected costs related to the proposed Business Combination; (x) the amount of any redemptions by ENPC’s public stockholders being greater than expected; (xi) the management and board composition of Granite Ridge following the proposed Business Combination; (xii) limited liquidity and trading of Granite Ridge’s securities; (xiii) the use of proceeds not held in ENPC’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that the Grey Rock Funds, ENPC or Granite Ridge may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) the possibility that the COVID-19 pandemic, or another major disease, disrupts the Grey Rock Funds’ business; (xviii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Grey Rock Funds’ resources; and (xix) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur.

No Offer or Solicitation

This communication relates to the proposed Business Combination between Grey Rock and ENPC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed Business Combination between Grey Rock and ENPC, Granite Ridge and ENPC have filed a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement/prospectus of ENPC and a preliminary prospectus of Granite Ridge, and after the Registration Statement is declared effective, ENPC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to ENPC’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of ENPC’s stockholders to be held to approve the proposed Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ENPC and Granite Ridge may also file other documents with the SEC regarding the proposed Business Combination. ENPC stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about ENPC, Granite Ridge, Grey Rock, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to ENPC stockholders as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ENPC and Granite Ridge through the website maintained by the SEC at www.sec.gov, or by directing a request to ENPC, 137 Newbury Street, 17th Floor, Boston, Massachusetts 02116.

Participants in the Solicitation

ENPC, Granite Ridge, Grey Rock and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ENPC stockholders in connection with the proposed Business Combination. ENPC stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ENPC, and a description of their interests in the preliminary proxy statement/prospectus of Granite Ridge filed with the SEC on May 16, 2022 in ENPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022 and is available free of charge at the SEC’s website at www.sec.gov, and in ENPC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ENPC stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting of the stockholders of ENPC is set forth in the Registration Statement for the proposed Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Reconciliation of Net Income to Adjusted EBITDA

(Unaudited)

	Six Months Ended June 30
(in thousands)	2022	2021
Net income	$125,728	$34,840
Income tax expense	—	—
Interest expense	1,134	1,051
Depletion and accretion expense	47,529	48,686

EBITDA(1)	174,389	84,577
Amortization of loan origination costs	21	28
Gain on disposal of oil and natural gas properties	—	(1,971)
Unrealized (gain) loss on derivative financial instruments	8,950	15,954

Adjusted EBITDA(1)	$183,360	$98,588

(1)

Earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) represents net income (loss) before income tax expense, interest expense and depreciation, depletion and amortization and accretion of asset retirement obligations. “Adjusted EBITDA” represents EBITDA adjusted to exclude non-cash impairment of assets, gain (loss) on sale of assets, non-cash changes in the fair value of derivative financial instruments, and non-operating items and other operating items impacting comparability. Non-operating items and other items impacting comparability have been excluded as they do not reflect the Grey Rock Funds’ ongoing operating activities such as gains or losses from asset sales.